Filed Pursuant to Rule 433
Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$1,000,000,000 REOPENING OF 3.875% SENIOR NOTES, DUE AUGUST 2025

FINAL TERM SHEET

Dated October 14, 2015

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa1 (Moody’s)/A- (S&P)/A (Fitch)

Title of the Series:	3.875% Senior Notes, due August 2025

Aggregate Principal Amount Initially Issued on July 30, 2015:	$2,500,000,000

Aggregate Principal Amount to be Issued in Reopening:	$1,000,000,000

Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$3,500,000,000

Issue Price:	101.800% (not including accrued interest)

Accrued Interest:	$8,503,472.22

Proceeds to Issuer:	$1,026,503,472.22 (before deducting commissions and including accrued interest)

Trade Date of Reopening:	October 14, 2015

Settlement Date of Reopening:	October 19, 2015 (T+3)

Maturity Date:	August 1, 2025

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	3.875% per annum

Interest Payment Dates:	February 1 and August 1 of each year, beginning February 1, 2016, subject to following unadjusted business day convention

Interest Periods:	Semi-annual. The initial Interest Period for the notes issued in the reopening will be the period from, and including, July 30, 2015, the original issue date, to, but excluding, February 1, 2016, the first Interest Payment Date after the reopening. The subsequent Interest Periods will be the periods from, and including, the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.

Treasury Benchmark:	10 year U.S. Treasury, due August 15, 2025

Treasury Yield:	1.984%

Treasury Benchmark Price:	100-04+

Spread to Treasury Benchmark:	+167 bps

Reoffer Yield:	3.654%

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Commerz Markets LLC

Danske Markets Inc.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Nykredit Bank A/S

Rabo Securities USA, Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

The Huntington Investment Company

TD Securities (USA) LLC

Junior Co-Managers:	Drexel Hamilton, LLC Siebert Brandford Shank & Co., L.L.C.

CUSIP:	06051GFS3

ISIN:	US06051GFS30

Concurrent Offering:	$2,250,000,000 2.625% Senior Notes, due October 2020 The settlement of the reopening of the 3.875% Senior Notes, due August 2025 is not contingent on the settlement of the concurrent offering.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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